Version:	11
Date:	23 Apr 09
Time:	11:05

DISPOSAL AMENDING AGREEMENT

between

AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

and

BAKUBUNG MINERALS (PROPRIETARY) LIMITED

and

CLIDET NO. 874 (PROPRIETARY) LIMITED

and

MASEVE INVESTMENTS 11 (PROPRIETARY) LIMITED

and

PLATINUM GROUP METALS (RSA) PROPRIETARY) LIMITED

and

WESIZWE PLATINUM LIMITED

CONTENTS

DISPOSAL AMENDING AGREEMENT

1. DEFINITIONS

Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in this Agreement, including this Introduction, bear the meanings ascribed to them:

1.1 **Africa Wide** – Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited;

1.2 **Agreement** – this Disposal Amending Agreement;

1.3 **Bakubung** - Bakubung Minerals (Proprietary) Limited;

1.4 **Clidet** – Clidet No. 874 (Proprietary) Limited;

1.5 **Disposal Agreement** – the Disposal Agreement entered into by the Parties on or about 8 December 2008;

1.6 **Maseve** - Maseve Investments 11 (Proprietary) Limited;

1.7 **Parties** – Africa Wide and Clidet and PGML and PTM and RPM and Wesizwe, and '**Party**' means one of them;

1.8 **PTM** – Platinum Group Metals (RSA) Proprietary) Limited;

1.9 **Signature Date** – the date of signature of this Agreement by the Party signing last in time;

1.10 **Wesizwe** – Wesizwe Platinum Limited.

2. INTRODUCTION

2.1 The Parties entered into the Disposal Agreement on or about 8 December 2008.

2.2 The Parties wish to amend the Disposal Agreement in terms of this Agreement.

3. AMENDMENT

3.1 With effect from the Signature Date the Disposal Agreement is amended as follows:

3.1.1 Clause 2.12 is deleted and replaced with: "***Clidet** – Clidet No 874 (Proprietary) Limited (No. 2008/023955/07), a private limited liability company incorporated in accordance with the company laws of South Africa*";

3.1.2 Clause 2.14 is deleted and replaced with: "***Consent*** *– the written consent of the Minister of Minerals and Energy, contemplated in section 11 of the MPRDA 2002, to the transfers of the Ceded Rights in terms of clause 6 and to the exercise by PTM of the option recorded in clause 5 of the Shareholders Agreement*"

3.1.3 Clause 2.15.5 is deleted;

3.1.4 Clause 2.22 is deleted and replaced with: "***Market Value Allocation*** *– the document describing the allocation of the individual market values to the assets comprising the Ceded Rights as agreed by the Parties, the estimated aggregate market value of which is set out in clause 8;*"

3.1.5 Clause 2.34 is amended by the deletion of the word "*Clidet*";

3.1.6 Clause 4.1.1.6 is deleted and replaced with the following clause:

"*the delivery to Wesizwe of the Documents of Title in respect of the assets transferred to Wesizwe pursuant to the Transaction 1 Agreements and, to the extent that registration of transfer of any such asset is required in order to transfer ownership of that asset, registration of transfer of ownership of that asset in the name of Wesizwe; and*"

3.1.7 Clause 4.1.1.7 is deleted.

3.1.8 Clause 4.2.4 is amended by the deletion of the words "*within 120 days of the Signature Date*" and the insertion of the words "*by 30 September 2009*" in their place;

3.1.9 Clause 6.3.1 is amended by the insertion of the words '*..., AW Participation Interest,..*' after the word '*Wesizwe Participation Interest*' in the second line;

3.1.10 Clause 6.5 is deleted and replaced with the following clause:

"*If for any reason beyond the control of a Party and provided the transferring Party is not in breach of this Agreement, registration of transfer of the AW Rights and/or the PTM Rights cannot be effected into the name of Maseve, then the Parties shall use their respective best endeavors and shall negotiate in good faith to agree an alternative structure to the transactions contemplated in this Agreement which will place the Parties in substantially the same position, insofar as is possible, that they would have been in had the provisions of this Agreement been implemented.*";

3.1.11 Clause 8 is deleted and replaced with the following clause:

8 MARKET VALUE OF CEDED RIGHTS

8.1 The Parties have estimated the aggregate market values of the Ceded Rights listed below for the purposes of the transaction contemplated in clause 6 as follows:

8.1.1	AW Rights and BM Rights and the Wesizwe Participation	R1,162,484,640.00
8.1.2	PTM Rights and PTM Participation Interest	R1,162,484,640.00

8.2 The aggregate market value of the Ceded Rights shall be determined at the time by the Parties on the relevant Subscription Date and recorded in the Market Value Allocation.

8.3 The allocation of market values to the individual assets comprising the Ceded Rights shall be as agreed by the Parties and reflected in the Market Value Allocation.

8.4 If the Parties are unable to agree the market value of the Ceded Rights or the allocation of market values to the individual assets comprising the Ceded Rights, within 15 days of a written request by any Party for such agreement then:

8.4.1 PTM and Wesizwe shall agree the identity of an independent investment bank to make an expert determination ("Expert"). If PTM and Wesizwe cannot agree the identity of the Expert, the Expert shall be an independent investment bank appointed by [SAICA] at the request of either PTM or Wesizwe;

8.4.2 the Expert shall at the request of any one of the Parties determine the market value of the Ceded Rights and the allocation of the market values to the individual assets comprising the Cede Rights; and

8.4.3 In determining the market value of the Ceded Rights, the Expert shall have regard to the issue price of the Consideration Shares (as that term is defined in the Transaction 1 Agreements) on the date of issue to Rustenburg Platinum Mines by Wesizwe;

8.4.4 the Expert shall act as an expert and not an arbitrator; and

8.4.5 the cost of the Expert's determination shall be shared equally between PTM and Wesizwe.

8.5 For the purposes of clause 6, the Consideration Shares shall be issued at a subscription price equal to the market value of the Ceded Rights as set out in Market Value Allocation, allocated firstly to the par value of the Consideration Shares and the balance then to the share premium account of each company issuing Consideration Shares.

3.2 Clause 11.1.1 is amended by the deletion of the word "*Clidet*" and the insertion of the word "*Maseve*" in its place;

3.3 A new clause 19A is inserted after clause 19 as follows:

"19A RESOLUTIVE CONDITION

"This entire Agreement is subject to the resolutive condition that should the Transaction 1 Agreement terminate or resolve for any reason then any Party shall be entitled to terminate this Agreement by notice to the other Parties to this effect and this Agreement shall immediately on delivery of such notice of termination lapse and be of no force or effect ab initio and the Parties

shall be restored to their respective positions as if this Agreement had not been entered into insofar as it is practicable."

3.4 Appendix 1 to the Disposal Agreement is deleted and is replaced with Appendix 1.

4. AMENDMENT EFFECTIVE

The amendment to the Sale Agreement in terms of clause 3 is effective from the Signature Date.

5. NOTICES AND LEGAL PROCESS

5.1 Each party chooses as its address for all purposes under this Agreement ("chosen address"), whether for serving any court process or documents, giving any notice, or making any other communications of whatsoever nature and for any other purpose arising from this Agreement ("notice"), as follows:

Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary
Bakubung Minerals (Proprietary) Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary

Clidet No. 874 (Proprietary) Limited	Technology House Greenacres Office Park Cnr Victory & Rustenburg Roads Victory Park Fax: +27 11 782 4338 For the attention of: Public Officer
Maseve Investments 11 (Proprietary) Limited	Technology House Greenacres Office Park Cnr Victory & Rustenburg Roads Victory Park Fax: +27 11 782 4338 For the attention of: Public Officer
Platinum Group Metals (RSA) Proprietary) Limited	328 / 550 Burrard Street Vancouver British Columbia Canada, V6C 2B5 Fax: +1 604 484 4710 For the attention: President and CEO
Wesizwe Platinum Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary

5.2 Any notice required or permitted under this Agreement shall be valid and effective only if in writing.

5.3 Any party may by notice to the other party change its chosen address to another physical address in the Republic of South Africa and such change shall take effect on the seventh day after the date of receipt by the party who last receives the notice.

5.4 Any notice to a party contained in a correctly addressed envelope and delivered by hand to a responsible person during ordinary business hours at its chosen address, shall be deemed to have been received on the date of delivery.

5.5 Notwithstanding anything to the contrary herein, a written notice actually received by a party, including a notice sent by telefax, shall be an adequate notice to it notwithstanding that it was not sent or delivered to its chosen address.

6. **INTERPRETATION**

6.1 Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

6.2 Unless the context clearly indicates a contrary intention, any word connoting:

6.2.1 any gender includes the other two genders;

6.2.2 the singular includes the plural and vice versa;

6.2.3 natural persons includes artificial persons and vice versa;

6.2.4 insolvency includes provisional or final sequestration, liquidation or judicial management.

6.3 A reference to a Business Day is a reference to any calendar day excluding Saturday, Sunday and a public holiday in the Republic of South Africa

6.4 When any number of days is prescribed such number shall mean calendar days, unless Business Days are expressly referred to, and shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding Business Day.

6.5 A reference to an enactment is a reference to that enactment as at the date of signature hereof and as amended or re-enacted from time to time.

6.6 The rule of interpretation that a written agreement shall be interpreted against the party responsible for the drafting or preparation of that agreement shall not apply.

6.7 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision in the body of the Agreement.

6.8 The eiusdem generis rule shall not apply and accordingly, whenever a provision is followed by the word "including" and specific examples, such examples shall not be construed so as to limit the ambit of the provision concerned.

6.9 Where any term is defined within the context of any particular clause in this Agreement, then, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, the term so defined shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in the definition clause.

7. GENERAL AND MISCELLANEOUS

7.1 SALE AGREEMENT TO CONTINUE

The Parties acknowledge and agree that the terms and conditions of the Sale Agreement remain unaltered, save to the extent contemplated in this Agreement, and continue in full force and effect.

7.2 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will constitute an original and all of which, when duly signed and when taken together, will constitute a binding agreement.

7.3 SOLE RECORD OF AGREEMENT

This Agreement (read with the Sale Agreement) constitutes the sole record of the agreement between the parties with regard to the subject matter of the Sale Agreement and this Agreement. No Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein.

7.4 NO AMENDMENTS EXCEPT IN WRITING

No addition to, variation of, or agreed cancellation of, this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the parties.

7.5 WAIVERS

No relaxation or indulgence which any party may grant to any other shall constitute a waiver of the rights of that party and shall not preclude that party from exercising any rights which may have arisen in the past or which might arise in future.

7.6 SURVIVAL OF OBLIGATIONS

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect.

7.7 APPROVALS AND CONSENTS

An approval or consent given by a party under this Agreement shall only be valid if in writing and shall not relieve the other party from responsibility for complying with the requirements of this Agreement nor shall it be construed as a waiver of any rights under this Agreement except as and to the extent otherwise expressly provided in such approval or consent, or elsewhere in this Agreement.

Signed at Melrose Arch on 24 April 2009

AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

Signed at Melrose Arch on 24 April 2009

BAKUBUNG MINERALS (PROPRIETARY) LIMITED

Signed at London on April 24 2009

CLIDET NO. 874 (PROPRIETARY) LIMITED

Signed at on 2009

MASEVE INVESTMENTS 11 (PROPRIETARY) LIMITED

Signed at London on April 24 2009

PLATINUM GROUP METALS (RSA) PROPRIETARY) LIMITED

Signed at Melrose Arch on 24 April 2009

WESIZWE PLATINUM LIMITED

APPENDIX 1

CEDED RIGHTS

Rights	Registered Holder	Farm Name	Portions	Minerals	Share of minerals	Prospecting / Protocol right number	Prospecting right / Permit type / Participation interest	Expiry date
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Elandsfontein 102 JQ	Portion 12, Remaining Extent of Portion 1 and Remaining Extent of Portion 14	PGM, Lead, Nickel Ore, Rare Earths Tungsten Ore, Uranium Ore, Vanadium Ore and Zinc	100%	Protocol No 467/2005	New-order prospecting right	15 September 2008 Renewal application submitted to DME on 11 August 2008
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Onderstepoort 98 JQ	Remainder of Portion 3 and Portion 8	PGM, Copper ore, Nickel Ore, Chrome Ore and all precious and non precious metals and non metals	100%	Prospecting Right No 192/2007	New-order prospecting right (converted)	4 October 2009
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Onderstepoort 98 JQ	Portions 4, 5 and 6	PGM, Copper ore, Nickel Ore, Chrome Ore and	100%	Prospecting Right No	New-order prospecting right	4 October 2009

				all precious and non precious metals and non metals		191/2007	(converted)	
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Onderstepoort 98 JQ	Portion 14 (a portion of Portion 4) and Portion 15 (a portion of Portion 5) both consolidated under Mimosa 81 JQ (both for 50% share of privately held mineral rights)	PGM, Lead, Nickel Ore, Rare Earths Tungsten, Uranium, Vanadium and Zinc	50%	Protocol No 7/2005	New-order prospecting right	24 April 2008 Renewal application submitted to DME on 22 April 2008
PTM Rights	Platinum Group Metals (RSA) (Pty) Ltd	Frischgewaagd 96 JQ	23/24th share over Remaining Extent of Portion 2, Portion 7 (a portion of Portion 6) and Portion 8 (a portion of Portion 6)	PGM, Chrome Ore, Copper Ore, Nickel Ore and Gold Ore	23/24 shares	Protocol No 117/2006	New-order prospecting right	14 December 2011
AW Rights	Rustenburg Platinum Mines Limited	Koedoesfontein 94 JQ	Portion of the Farm	PGM's, Gold, Silver, Copper and Nickel	100%	Prospecting Right No 757/2007	New-order prospecting right (converted)	3 July 2012
AW Rights	Rustenburg Platinum Mines Limited	Koedoesfontein 94 JQ	Portion of the Farm	Chrome and Cobalt	100%	Protocol No 590/2008	New-order prospecting right	14 February 2013
AW Rights	Rustenburg Platinum Mines Limited	Frischgewaagd 96 JQ	1/24th share of Remaining Extent, Portion 2 [now known as Portions of Remaining Extent of Portion 2, Portion 7 (a portion of Portion 2),	All Minerals	1/24shares	Protocol No 560/2007	New-order prospecting right (converted)	3 July 2012

			Portion 8 (a portion of Portion 6), Remaining Extent of Portion 6 (a portion of Portion 2 and portion of Ruston)] [Note: RPM has applied to DME for the amendment of its share of Remaining Extent of Portion 2 as the prospecting right incorrectly refers to a 3/5th share) Portions 15, 16 and 18 Former Remaining Extent [now, known as Remaining Extent and Portion 13		100%			
AW Rights	Rustenburg Platinum Mines Limited	Elandsfontein 102 JQ	Portions 8 and 9	All Minerals	100%	Prospecting Right No 1030/2007	New-order prospecting right (converted)	3 July 2012
AW Rights	Rustenburg Platinum Mines Limited	Elandsfontein 102 JQ	Remaining Extent of Portion 2 (formerly known as Mineral Area 2 (a portion of Mineral Area 1)	Precious Metals	100%	Protocol No 557/2007	New-order prospecting right (converted)	3 July 2012

AW Rights	Rustenburg Platinum Mines Limited	Onderstepoort 98 JQ Ruston 97 JQ	Previous Portion 9 (a portion of Portion 3) (now consolidated into the farm Mimosa 81 JQ) Mineral Area 1 and 2 (now consolidated into the farm Mimosa 81 JQ)	All PGM's together with all metal and minerals found in mineralogical association therewith	100%	Prospecting Right No 79/2008	New Order Prospecting Right	14 February 2013
BM Rights	Rustenburg Platinum Mines Limited	Frischgewaagd 96 JQ	Portion 11 (a portion of Portion 4)	Precious Metals	50%	Protocol No 557/2007	New-order prospecting right (converted)	3 July 2012
BM Rights	Rustenburg Platinum Mines Limited	Frischgewaagd 96 JQ	Remaining Extent of Portion 4	All Minerals	50%	Protocol No 560/2007	New-order prospecting right (converted)	3 July 2012